NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES

MARCH 2007 DISTRIBUTION AND PROVIDES UPDATE

TO TRUST TAX ISSUE

Calgary, AB – March 13, 2007 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) herein announces its distribution to be paid on April 16, 2007 in respect of income received by PET for the month of March 2007, for Unitholders of record on March 30, 2007, will be $0.14 per Trust Unit.  The ex-distribution date is March 28, 2007.  The March 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $10.904 per Trust Unit.

The Trust has in place a hedging strategy designed to provide a degree of gas price certainty for approximately 40 percent of its production through to the end of winter 2008.  For the period from March 1, 2007 through March 31, 2008, the weighted average price on financial hedges and physical forward sales contracts for an average of 61,365 GJ/d is $8.41 per GJ.  The forward market for natural gas sales in March 2007, summer 2007 and November 2007 through March 2008 is currently trading at average prices of $7.23, $7.40 and $8.67 per GJ at AECO, respectively.  In addition, PET has 37,500 GJ/d hedged at a price of $7.56 per GJ at AECO for the summer period of April through October 2008. PET realized premiums of $7.0 million in early March on financial contracts repurchased for the periods from April 2007 through March 2008.

Cold weather in the latter part of January and early February has significantly reduced the year over year storage surplus.  PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

PET is continuing to work to try to effect change to the Conservative government’s October 31, 2006 announcement with respect to the change in the tax treatment of existing Trusts effective January 2011. Throughout this process, we have been extremely disappointed by actions of the Conservative government and the lack of action by elected Members of Parliament who have not responded to the concerns of thousands of Unitholders who have contacted them because they have been negatively impacted as a result of this issue.

The federal government’s Standing Committee on Finance (the “Finance Committee”) initiated hearings beginning January 31, 2007 to review the proposed changes to the tax treatment of income trusts, despite efforts of Conservative and NDP members to dispel such a process. It is ironic that while the Conservative election platform strongly promoted the issues of transparency and accountability, the government has provided no concrete evidence to support its claims of a $500 million per year tax leakage. Instead, only heavily censored documents have been provided to the public. In fact, several expert witnesses provided detailed calculations countering the government’s claim, and the government has not rebutted these assertions to date.

In the absence of government research into the role the energy trusts, the Coalition of Canadian Energy Trusts (“CCET” or the “Coalition”) collected data and prepared a detailed report documenting the unique role that energy trusts play in the Canadian economy.  During the Finance Committee hearings many reputable experts testified in support of the energy trust sector.  These expert witnesses supported our own findings, concluding as we did that energy trusts do not cause tax leakage, but rather they enhance government revenues. Energy trusts are an effective vehicle for maximizing production from maturing oil and gas assets and for securing Canada’s role as a global energy player, particularly considering the current expansion of the equivalent to the energy trust sector in the United States.  It is important to note that witnesses who were opposed to the trust structure in general all acknowledge that the trusts have a role to play in specific sectors, including the oil and gas sector.

Nevertheless, the Finance Committee has put forth researched and reasoned recommendations, which PET believes would allow the government to further its goal of a fair and neutral tax system that promotes growth and competitiveness while also returning much of the tens of billions of dollars of value lost by Canadian investors. The primary recommendation for change to the government’s proposals submitted by the Finance Committee is that the federal government should implement one of the two following strategies:

a.

Reduce the proposed distribution tax to 10% from 31.5% (instituted immediately, but refundable to all Canadian investors), but continue the moratorium on new trust conversions while remaining open to representations from sectors that feel they may be well suited to the trust structure; or

b.

Extend the proposed transition period to 10 years from four years.

PET is encouraged that a forum was established to receive evidence on this matter. The Finance Committee review considered expert testimony on many sides of the issue and the committee found compelling evidence to put forward positive recommendations for change. Now, we hope the government will not treat the process with disdain but rather listen to the findings and modify its position. The Government of Canada has not yet responded to this report. PET encourages the Conservative government, an administration that has been clear on its pursuit of democratic reform in Canada, to adhere to the democratic process and accept the result of open and transparent review, and to adopt the recommendations of the Finance Committee.

The government’s proposed taxation plan has been extremely harmful to all Canadians and PET continues to urge all Unitholders to take action and contact their Member of Parliament, the Finance Minister and the Prime Minister directly. Further, PET encourages all Unitholders to join the advocacy group that was formed to be the voice of concerned Canadians and individual investors, the Canadian Association of Income Trust Investors (“CAITI”). Unitholders and concerned Canadians can register online at the CAITI website at www.caiti.info.  Information is available on PET’s website as well as the CCET (www.canadianenergytrusts.ca) and CAITI websites to assist Unitholders in their efforts to gather facts, formulate opinions and voice concerns.

Although PET continues to believe that energy trusts should be exempt from the proposed legislation for many reasons outlined in the detailed report prepared by the CCET, PET encourages Unitholders to voice support for adoption of the recommendations of the Finance Committee, in the absence of the government accepting further input on this matter.  Your voice is important and we encourage Unitholders to ensure it is heard in respect of this significant issue.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor